October 9, 2008	Direct Phone Number: (212) 659-4986
Direct Fax Number: (212) 884-9540 david.zlotchew@haynesboone.com

Via Edgar and Federal Express

Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Nephros, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed March 31, 2008
(File No. 001-32288)

Dear Mr. Webb:

We are counsel to Nephros, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated September 25, 2008 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2008 (“Form 10-KSB”).

The Company’s response is numbered to correspond to the Commission’s comment as numbered in the Comment Letter and is filed in conjunction with Amendment No. 1 to the Form 10-KSB. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We have also enclosed a copy of the Company’s letter, which was filed today via EDGAR, acknowledging certain matters with respect to Staff comments and the Company’s responsibility for disclosure in the Form 10-KSB and Amendment No. 1 thereto.

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October 9, 2008

Form 10-KSB for the year ended December 31, 2007

Exhibit 31

Comment No. 1:

We note that your annual report contains management’s internal control report as required by Item 308T of Regulation S-B. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company and paragraph 4(b), which states that the certifying officer has designed internal control over financial reporting (or caused it to be designed under their supervision). Please file an amendment to the Form 10-KSB that includes new, corrected certifications. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Response:

The Company has filed an abbreviated Amendment No. 1 to the Form 10-KSB, which consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4986.

Very truly yours,

/s/ David M. Zlotchew
David M. Zlotchew

cc:	Ernest A. Elgin, III
Gerald J. Kochanski